Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP, LLC:

We consent to the incorporation by reference in the registration statements on Form S‑8 (Nos. 333‑138133, 333‑109541, 333‑88264, and 333‑81806) and on Form S‑3 (Nos.333‑173510 and 333-189426) of NuStar Energy L.P. and subsidiaries of our reports dated March 3, 2014, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and partners’ equity for each of the years in the three‑year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of NuStar Energy L.P. and subsidiaries.

/s/ KPMG LLP
San Antonio, Texas
March 3, 2014